UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NATIONAL WESTERN LIFE GROUP INC.

(Name of Issuer)

Class A Common Stock ($0.01 par value)

(Title of Class of Securities)

638517102

(CUSIP Number)

Wayne H. Madsen, Executive Vice President

Moody National Bank

2302 Postoffice St.

Galveston, Texas 77550

(409) 632-5234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.  638517102

1.Names of Reporting Persons:

Robert L. Moody, Sr.

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

U.S.A.

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

1

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.Percent of Class Represented by Amount in Row (11):

Less than 1%

14.Type of Reporting Person (See Instructions):

       IN

CUSIP No.  638517102

1.Names of Reporting Persons:

The Robert L. Moody Revocable Trust

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

      OO

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody National Bank

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     U.S.A. (Reporting person is a nationally chartered banking association.)

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

       0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

      BK

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody Bancshares, Inc.

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

       0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

              CO

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody Bank Holding Company

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Nevada

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

       0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

              CO

CUSIP No.  638517102

1.Names of Reporting Persons:

Three R Trusts

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 2,501
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 2,501

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

2,500

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

Less than 1%

14.Type of Reporting Person (See Instructions):

              OO

CUSIP No.  638517102

1.Names of Reporting Persons:

Irwin M. Herz, Jr.

I.R.S. Identification Nos. of above persons (entities only):

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

U.S.A.

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 2,000
8. Shared Voting Power: 2,501
9. Sole Dispositive Power: 2,000
10. Shared Dispositive Power: 2,501

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

2,000

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

Less than 1%

14.Type of Reporting Person (See Instructions):

              IN

Explanatory Note:

This Amendment No. 2 to Schedule 13D amends the Schedule 13D relating to the Class A Common Stock of National Western Life Group, Inc. (“Issuer”) originally filed with the Securities and Exchange Commission (“SEC”) on June 15, 2016 (the “Initial Statement”) by Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc., Moody Bank Holding Company, Three R Trusts, and Irwin M. Herz, Jr. (the “Initial Statement Filers”), as amended by Amendment No. 1 to the Initial Statement filed with the SEC on October 16, 2019 by the Initial Statement Filers and The Robert L. Moody Revocable Trust (the “Revocable Trust”).  This Amendment No. 2 is filed to report that on March 30, 2020, Moody National Bank, for and on behalf of the Revocable Trust as its trustee, transferred the 1,157,896 shares of Issuer’s Class A Common Stock owned by the Revocable Trust to the following four entities in equal amounts of 289,474 shares each: Moody FAMD Interests Ltd., Moody RLM Jr. Interests Ltd., Moody RRM Interests Ltd., and Moody RSM Interests Ltd.

Following such transfers, the Revocable Trust no longer beneficially owns any shares of Issuer’s Class A Common Stock.    The Revocable Trust continues to beneficially own 198,074 shares of Issuer’s Class B Common Stock, representing 99.04% of such class. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement, as amended by Amendment No. 1 to such statement.

Item 1.  Security and Issuer

Item 2. Identity and Background

Item 3.Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction

Item 5.Interest in Securities of the Issuer

(a)The Initial Statement, as previously amended, is hereby amended and restated as follows:

Robert L. Moody, Sr. beneficially owns one share of Issuer’s Class A Common Stock, representing less than 1% of such class.  Such total represents one share owned by Mr. Moody’s wife, Ann M. Moody.

The Revocable Trust does not beneficially own any of Issuer’s Class A Common Stock.

As attorney-in-fact for Robert L. Moody, Sr. pursuant to a Power of Attorney previously executed by Mr. Moody, Moody National Bank may have beneficial ownership of the one Class A share beneficially owned by Robert L. Moody, Sr.  Moody National Bank disclaims beneficial ownership of such share pursuant to Rule 13d-4.

Moody Bank Holding Company owns a controlling interest in Moody National Bank and, therefore, may have beneficial ownership of the one Class A share that may be beneficially owned by Moody National Bank.  Moody Bank Holding Company disclaims beneficial ownership of such share pursuant to Rule 13d-4.

Moody Bancshares, Inc. owns all of the outstanding capital stock of Moody Bank Holding Company and, therefore, may have beneficial ownership of the one Class A share that may be beneficially owned by Moody National Bank.  Moody Bancshares, Inc. disclaims beneficial ownership of such share pursuant to Rule 13d-4.

The Three R Trusts own a controlling interest in Moody Bancshares, Inc. and may have beneficial ownership of the one Class A share that may be beneficially owned by Moody National Bank.  In addition, the Three R Trusts separately beneficially own an additional 2,500 Class A shares, representing less than 1% of such class.  The Three R Trusts disclaim beneficial ownership of the one share that may be beneficially owned by Moody National Bank pursuant to Rule 13d-4.

Irwin M. Herz, Jr. owns 2,000 Class A shares directly, representing less than 1% of such class.  In addition, Mr. Herz is the sole trustee of the Three R Trusts and may beneficially own the one Class A share that may be beneficially owned by Moody National Bank and the 2,500 Class A shares beneficially owned by the Three R Trusts.  Mr. Herz disclaims beneficial ownership of the one share that may be beneficially owned by Moody National Bank and the 2,500 shares beneficially owned by the Three R Trusts pursuant to Rule 13d-4.

(b)The Initial Statement is hereby amended and restated as follows:

Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

Irwin M. Herz, Jr. has the sole power to vote or direct the vote of 2,000 shares of Issuer’s Class A Common Stock.

(ii)Shared power to vote or to direct the vote:

Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of one share of Issuer’s Class A Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to vote or direct the vote of 2,501 shares of Issuer’s Class A Common Stock.

(iii)Sole power to dispose or to direct the disposition of:

Irwin M. Herz, Jr. has the sole power to dispose or direct the disposition of 2,000 shares of Issuer’s Class A Common Stock.

(iv)Shared power to dispose or to direct the disposition of:

Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of one share of Issuer’s Class A Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to dispose or direct the disposition of 2,501 shares of Issuer’s Class A Common Stock.

(c)The Initial Statement, as previously amended, is hereby supplemented as follows:

This Amendment No. 2 is filed to report that on March 30, 2020, Moody National Bank, for and on behalf of the Revocable Trust as its trustee, transferred 1,157,896 shares of Issuer’s Class A Common Stock owned by such trust to the following four entities in equal amounts of 289,474 shares each: Moody FAMD Interests Ltd., Moody RLM Jr. Interests Ltd., Moody RRM Interests Ltd., and Moody RSM Interests Ltd.

(d)Not applicable.

(e)As of March 30, 2020, the Initial Statement Filers and the Revocable Trust are no longer the beneficial owners of more than 5% of Issuer’s Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The response to Item 5(a) above is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020

Robert L. Moody, Sr.

By: Moody National Bank as Attorney-in-Fact

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

The Robert L. Moody Revocable Trust

By: Moody National Bank, Trustee

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody National Bank

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody Bancshares, Inc.

By:   /s/ Victor R. Pierson

Victor R. Pierson, President

Moody Bank Holding Company

By:  /s/ Victor R. Pierson

Victor R. Pierson, President

Three R Trusts

By:  /s/ Irwin M. Herz, Jr.

Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.